BRT APARTMENTS CORP.
60 Cutter Mill Rd. Suite 303
Great Neck, NY 11021
(516) 466-3100

May 12, 2025

VIA EDGAR

Ameen Hamady
Isaac Esquivel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
Washington, DC 20549

Re:     BRT Apartments Corp.
Form 10-K for the Year Ended December 31, 2024
Segment Reporting
File No. 001-07172

Dear Ameen and Isaac:

This letter is submitted by BRT Apartments Corp.(the “Company”) in response to the comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 1, 2025, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”). For convenience, the Staff’s comment is reproduced below in italics, followed by the Company’s response.

Form 10-K for the year ended December 31, 2024

Note 1- Organization, Background and Significant Accounting Policies, Segment Reporting page F-13

1.Please tell us how your segment disclosure complies with ASC 280-10-50-26A and 50-26B regarding significant segment expenses and other segment items for each reported measure of segment profit or loss.

Response:

As an operating real estate company where substantially all of our real estate assets are comprised of real estate owned and leased to tenants on a short-term basis, we operate in one reportable segment. Our chief operating decision maker (“CODM”) is provided consolidated financial reports which include total revenues, total expenses (representing our significant expense categories, as further described below) and net income. Each of these items are distinct line items on the face of the Consolidated Statements of Operations.
As reflected in Note 2 – Basis of Presentation, to our consolidated financial statements included in the Quarterly Report on Form 10-Q we filed on May 8, 2025 (the “Quarterly Report”) and in accordance with ASC 280-10-50-26A, we have modified our segment disclosure (from the segment disclosure that appeared in Note 1 to the consolidated financial statements included in the Form 10-K), in accordance with such ASC. Accordingly, we identified total revenues as our segment revenues, and total expenses as our significant expense categories that our CODM uses in the decision-making process - these amounts are shown on the face of the Consolidated Statements of Operations.
As we operate as a single segment, all other items on the Consolidated Statements of Operations (i.e., excluding “total revenues” and “total expenses” (which, as indicated in the immediately preceding paragraph, have been defined as the segment revenues and the significant expense categories)), are the other segment items. Accordingly, in accordance with ASC 280-10-50-26B, in the Quarterly Report we have modified our disclosure (from the segment disclosure that appeared in the Form 10-K), to clarify that all other line items (i.e., all line items other than total revenues and total expenses) are other segment items as defined in such ASC.
The foregoing changes to the segment disclosure reflected in the Quarterly Report will be reflected in future filings, as appropriate, as well.
For ease of reference, we set forth below the segment disclosure as presented in the Quarterly Report:
“Substantially, all of the Company’s real estate assets, at acquisition, are comprised of real estate owned and leased to tenants on a short-term basis. Therefore, the Company aggregates real estate assets for reporting purposes and operates in one reportable segment.

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. As the Company operates in one reportable segment, the CODM is provided financial reports including consolidated income statements detailing total revenues, total expenses and net income. These financial reports assist the CODM in assessing the Company’s financial performance and in allocating resources.

Total revenues, as shown on the Consolidated Statements of Operations, represent segment revenues. Total expenses, as shown on the Consolidated Statements of Operations are the significant segment expense categories and amounts that are regularly provided to the CODM and included in the reported segment profit or loss, in accordance with ASC 280. All other items on the Consolidated Statements of Operations, are other segment items, as defined in ASC 280 are also included in the reported measure of profit or loss.”

If there are any additional questions or comments that you may have, please contact me at (516) 773-2759.

Respectfully submitted,

BRT APARTMENTS CORP.

/s/George Zweier

George Zweier
Vice President and
Chief Financial Officer

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